UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPEN LENDING CORPORATION
(Name of Subject Company)

LAKERS ACQUISITION SUB, INC.
(Name of Filing Person (Offeror))

ANV GROUP HOLDINGS LTD.
(Name of Filing Person (Parent of Offeror))

N/A
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68373J104
(CUSIP Number of Class of Securities)

Jorden Zanazzi
Executive Vice President, Chief Legal Officer
59 Maiden Lane
New York, NY 10038
(646) 458-3307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of ANV. This Schedule TO relates to the offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Open Lending Corporation, a Delaware corporation (“Open Lending”), at $3.15 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Open Lending Corporation
1501 S. MoPac Expressway, Suite 450
Austin, Texas 78746
(512) 892-0400

(b)	This Schedule TO relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares. Based on a representation provided by Open Lending, as of the close of business on June 26, 2026, there were 118,322,488 Shares issued and outstanding, 3,544,555 options to purchase Shares, 3,999,711 restricted stock units and 863,594 performance stock units outstanding.

(c)           The information set forth under the caption THE OFFER - Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)	The filing companies of this Schedule TO are (i) ANV and (ii) the Purchaser. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser and ANV”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 1 (“Terms of the Offer”)

THE OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE OFFER - Section 3 (“Procedure for Tendering Shares”)

THE OFFER - Section 4 (“Withdrawal Rights”)

THE OFFER - Section 5 (“Certain U.S. Federal Income Tax Considerations”)

THE OFFER - Section 12 (“The Merger Agreement; Other Agreements”)

THE OFFER - Section 13 (“Purpose of the Offer and the Merger; Plans for Open Lending; Statutory Requirements; Approval of the Merger”)

THE OFFER - Section 15 (“Conditions of the Offer”)

THE OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals; Appraisal Rights”)

THE OFFER - Section 19 (“Miscellaneous”)

Subsections (a)(1)(ix)-(xi) and (a)(2)(v)-(vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)     The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 8 (“Certain Information Concerning Open Lending”)

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser and ANV”) and Schedule I attached thereto

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“The Merger Agreement; Other Agreements”)

THE OFFER - Section 13 (“Purpose of the Offer and the Merger; Plans for Open Lending; Statutory Requirements; Approval of the Merger”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 13 (“Purpose of the Offer and the Merger; Plans for Open Lending; Statutory Requirements; Approval of the Merger”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE OFFER - Section 7 (“Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“The Merger Agreement; Other Agreements”)

THE OFFER - Section 13 (“Purpose of the Offer and the Merger; Plans for Open Lending; Statutory Requirements; Approval of the Merger”)

THE OFFER - Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 10 (“Source and Amount of Funds”)

THE OFFER - Section 18 (“Fees and Expenses”)

Item 8. Interest in Securities of the Subject Company.

(a), (b)     The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser and ANV”) and Schedule I attached thereto

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“The Merger Agreement; Other Agreements”)

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE OFFER - Section 3 (“Procedure for Tendering Shares”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER - Section 7 (“Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)

THE OFFER - Section 11 (“Background of the Offer”)

THE OFFER - Section 12 (“The Merger Agreement; Other Agreements”)

THE OFFER - Section 13 (“Purpose of the Offer and the Merger; Plans for Open Lending; Statutory Requirements; Approval of the Merger”)

THE OFFER - Section 15 (“Conditions of the Offer”)

THE OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals; Appraisal Rights”)

THE OFFER - Section 17 (“Legal Proceedings”)

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated June 29, 2026.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of summary advertisement, dated June 29, 2026.
(a)(5)(A)	Press Release, dated June 16, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Open Lending Corporation, filed with the SEC on June 16, 2026 (File No. 001-39326)).
(a)(5)(B)	Posting by ANV, via LinkedIn (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ANV with the SEC on June 17, 2026 (File No. 005-91538)).
(b)(1)* †	Debt Commitment Letter, dated June 15, 2026, from Blackstone Holdings Finance Co. L.L.C. and Blackstone Alternative Credit Advisors LP to Beacon DC Limited.
(d)(1) †	Agreement and Plan of Merger, dated as of June 15, 2026 by and among ANV, Purchaser and Open Lending (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Open Lending Corporation, filed with the SEC on June 16, 2026 (File No. 001-39326)).
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Open Lending Corporation, filed with the SEC on June 16, 2026 (File No. 001-39326)).
(d)(3)* †	Equity Commitment Letter, dated June 15, 2026, from AmTrust Financial Services, Inc. to ANV.
(d)(4)* †	Equity Commitment Letter, dated June 15, 2026, from Blackstone Holdings Finance Co. L.L.C. and Blackstone Alternative Credit Advisors LP to ANV.
(d)(5)* †	Nondisclosure Agreement, dated December 21, 2025, by and between ANV Global Services, Inc. and Open Lending.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Exhibit.

*          Filed herewith.

†          Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. ANV hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2026

ANV GROUP HOLDINGS LTD.

By:	/s/ Adam Karkowsky
Name: Adam Karkowsky
Title: Chairman and Chief Executive Officer

LAKERS ACQUISITION SUB, INC.

By:	/s/ Adam Karkowsky
Name: Adam Karkowsky
Title: President

5